UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

https://www.investorstiendas3b.com

Earnings Release 2Q25

2

Earnings Release 2Q25

Mexico City, August 11th, 2025 – BBB Foods Inc. (“Tiendas 3B” or the “Company”) (NYSE: TBBB), a leading grocery hard discounter in Mexico, announced today its consolidated results for the second quarter of 2025 (“2Q25”) ended June 30, 2025. The figures presented in this release are expressed in nominal Mexican Pesos (Ps.) and are prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

highlights

SECOND qUARTER 2025

•
Opened 142 net new stores during the quarter, reaching 3,031 stores as of June 30, 2025.
•
Ps. 18,770 million total revenue for 2Q25.
o
38.3% revenue growth compared to 2Q24.
o
Same Store Sales grew 17.7%.
•
EBITDA reached Ps. 844 million, an increase of 22.5% compared to 2Q24.
o
Excluding non-cash share-based payment expense, EBITDA reached Ps. 1,096 million, an increase of 32.1% compared to 2Q24.

Earnings Release 2Q25

Message from the CHAIRMAN AND CEO

Dear Investors,

Tiendas 3B delivered strong results in the second quarter of 2025, reflecting the continued success of our growth strategy and operational discipline.

We opened 142 net new stores during the quarter, bringing our total store count to 3,031 as of June 30, 2025.

Total revenue for the quarter reached Ps. 18,770 million, a 38.3% increase year-over-year. Same Store Sales rose 17.7%, driven by the strength of our value proposition and strong customer loyalty to our low-price, high-quality offering.

EBITDA, excluding non-cash share-based payment expense, increased 32.1% year-over-year to Ps. 1,096 million for the quarter. This performance reflects disciplined execution and strong operational control, even as we continued to make significant investments in long-term growth.

Our investments this quarter focused on expanding logistics infrastructure and accelerating regional growth. We also strengthened our leadership team with the appointments of Joaquín Ley as Head of Investor Relations and Amparo Martínez as General Counsel. Their experience and insight will be instrumental as we continue to scale.

We remain confident in our strategy and the significant opportunity ahead. Thank you for your continued trust and support.

K. Anthony Hatoum, Chairman and Chief Executive Officer

Earnings Release 2Q25

FINANCIAL Results

2Q25 Consolidated Results

(In Ps. Million, except percentages)

	2Q25	As % of Revenue	2Q24	As % of Revenue	Growth (%)	Variation (Bps)
Total Revenue	Ps. 18,770	100.0%	Ps. 13,574	100.0%	38.3%	n.m.
Gross Profit	Ps. 3,043	16.2%	Ps. 2,272	16.7%	33.9%	-53 bps
Sales Expenses	(Ps. 1,978)	10.5%	(Ps. 1,414)	10.4%	39.8%	12 bps
Administrative Expenses	(Ps. 731)	3.9%	(Ps. 486)	3.6%	50.3%	31 bps
Other Income – Net	Ps. 59	0.3%	Ps. 3	0.0%	n.m.	29 bps
EBITDA	Ps. 844	4.5%	Ps. 689	5.1%	22.5%	-58 bps
Share-based payment expense	Ps. 252	1.3%	Ps. 141	1.0%	79.3%	31 bps
EBITDA ex. SBP	Ps. 1,096	5.8%	Ps. 830	6.1%	32.1%	-27 bps

Please see the explanation at the end of this release on how EBITDA, a non-IFRS financial measure, is calculated, and for other relevant definitions.

TOTAL Revenue

Total revenue for 2Q25 was Ps. 18,770 million, an increase of 38.3% compared to 2Q24. Most of this growth was driven by sales from stores that have been operating for more than one year, and, to a lesser extent, the incremental sales from 528 net new stores opened in the past twelve months.

GROSS PROFIT and gross profit margin

Gross profit for 2Q25 was Ps. 3,043 million, an increase of 33.9% compared to 2Q24. This increase was driven by sales growth. Our gross margin decreased by 53 bps to 16.2% mainly due to incremental logistics costs associated with the four new regions expected to start operations in the second half of 2025.

Expenses

Sales expenses primarily reflect the cost of operating our stores, including wages and energy. In 2Q25, sales expenses reached Ps. 1,978 million, a 39.8% increase compared to 2Q24. This growth was mainly driven by increased personnel expenses due to our larger store base. As a percentage of total revenue, sales expenses increased from 10.4% in 2Q24 to 10.5% in 2Q25, an expansion of 12 bps.

Administrative expenses refer to expenses not directly related to operating our stores, such as headquarters and regional office expenses. For 2Q25, administrative expenses totaled Ps. 731

Earnings Release 2Q25

million, a 50.3% increase compared to 2Q24. This increase reflects (i) continued investments in human capital; (ii) increased staffing expenses related to four new regions opening in the second half of 2025; and (iii) higher non-cash share-based payment expense, including the recognition this quarter of 192 thousand RSUs and 160 thousand options under the 2024 equity incentive plan. As a percentage of revenue, administrative expenses increased from 3.6% in 2Q24 to 3.9% in 2Q25, or 31 bps.

If we exclude the non-cash share-based payment expense, administrative expenses for 2Q25 amounted to Ps. 479 million, an increase of 38.6% compared to 2Q24. As a percentage of revenue, administrative expenses excluding non-cash share-based payment expense increased from 2.54% in 2Q24 to 2.55% in 2Q25, a growth of 1 bps.

Please refer to the Appendix of this Earnings Release for a summary of the treatment of share-based payment plans and related expenses.

Other income - net, which includes, among other items, revenues (expenses) from non-operative activities such as asset disposals, cost reimbursements, and insurance proceeds, amounted to Ps. 59 million in 2Q25, compared to Ps. 3 million in 2Q24. This line benefited from a Ps. 40 million non-recurring insurance recovery related to Hurricane Otis.

For more information, please refer to the Additional Disclosures section.

EBITDA and EBITDA Margin

For 2Q25, EBITDA reached Ps. 844 million, an increase of 22.5% compared to 2Q24. The EBITDA margin for 2Q25 decreased by 58 bps to 4.5%. Our EBITDA margin was primarily impacted by higher logistics costs and an increase in non-cash share-based payment expense.

If we exclude the non-cash share-based payment expense, EBITDA reached Ps. 1,096 million, an increase of 32.1% compared to 2Q24. The EBITDA margin for 2Q25 decreased by 27 bps to 5.8%.

Please see the last section of this release on how we calculate EBITDA and EBITDA Margin, which are non-IFRS financial measures.

Additional Disclosures

To allow investors to better assess our performance, the Company is providing the following supplementary information:

•
Non-recurring income – Hurricane Otis Insurance Recovery: The Company recognized Ps. 40 million in non-recurring income during May 2025, related to an insurance recovery for damages caused by Hurricane Otis.

Earnings Release 2Q25

•
Non-cash share-based payment expense was Ps. 252 million in 2Q25, compared to Ps. 141 million recorded in 2Q24. For additional details, regarding the treatment of the share-based payment expense, please refer to the Appendix section of this Earnings Release.
•
Building lease payments: The Company leases its stores and distribution centers. In accordance with IFRS 16, the Company’s lease expenses are capitalized, and not considered operating expenses. Tiendas 3B’s capitalized lease costs payments for buildings were Ps. 439 million in 2Q25, compared to Ps. 338 million in 2Q24.

FINANCIAL COSTS and NET loss

Financial income totaled Ps. 52 million in 2Q25, up from Ps. 41 million in 2Q24. The increase was primarily driven by interest earned on the net cash proceeds from last year’s Initial Public Offering (“IPO”) combined with a favorable FX effect.

Financial costs were Ps. 380 million for 2Q25, a 37.5% increase compared to 2Q24. This increase was primarily driven by higher interest on lease liabilities, reflecting the continued expansion of our stores and distribution center network.

The Company recorded a foreign exchange loss of Ps. 234 million in 2Q25, due to the depreciation of the U.S. dollar against the Mexican peso, which negatively impacted the value of the Company’s U.S. dollar-denominated cash proceeds held from the IPO.

Income tax expenses reached Ps. 117 million in 2Q25 compared to Ps. 112 million in 2Q24.

As a result, our net loss for the 2Q25 was Ps. 286 million, compared to a net gain of Ps. 331 million for the 2Q24.

balance sheet and liquidity

As of June 30, 2025, the Company reported local currency cash and cash equivalents of Ps. 1,121 million. In addition, as of June 30, 2025, the Company held $150 million in U.S. dollar-denominated short-term bank deposits. The Company used an exchange rate of Ps. 18.89 as of June 30, 2025.

Earnings Release 2Q25

cASH fLOW sTATEMENT

(In Ps. Million, except percentages)

	1H25	1H24	Growth (%)
Net cash flows provided by operating activities	Ps. 1,955	Ps. 1,256	55.7%
Net cash flows used in investing activities	(Ps. 1,338)	(Ps. 3,713)	-64.0%
Net cash flows (used in) obtained from financing activities	(Ps. 923)	Ps. 2,256	n.m.
Net decrease in cash and cash equivalents	(Ps. 306)	(Ps. 201)	52.3%

Our business model continues to generate a significant amount of cash from increases in negative working capital driven by our growing sales and high inventory turnover relative to payment terms. This robust cash flow has enabled us to fund our growth initiatives internally, including the expansion of new stores and distribution centers.

The information provided below offers a view of our cash flow activities in the first half of 2025:

Net cash flows provided by operating activities increased to Ps. 1,955 million in the first six months of 2025 (“1H25”) from Ps. 1,256 million for the first half of 2024 (“1H24”). Our net working capital continues to be driven by a favorable ratio of Inventory Days to Payable Days.

Net cash flows used in investing activities totaled Ps. 1,338 million for 1H25, compared to Ps. 3,713 million in 1H24. This decrease was primarily driven by the Ps. 2,774 million allocation of IPO proceeds into short-term deposits during 1H24, partially offset by continued investments to expand our store and logistics network.

Net cash flows used in financing activities were Ps. 923 million for 1H25, compared to the cash flows obtained in 1H24 of Ps. 2,256 million. The year-over-year difference primarily reflects the net proceeds from the IPO received in 1H24.

key operating metric

	2Q25	2Q24	Variation (%)
Number of Stores Opened	142	121	17.4%
Number of Distribution Centers	16	16	0.0%
Same Store Sales Growth (%)	17.7%	10.7%	n.m.

In 2Q25, we opened 142 stores compared to the 121 stores we opened in 2Q24. In the last twelve months, the Company opened 528 stores, compared to 460 in the twelve months ending 2Q24. Same Store Sales growth was 17.7% for 2Q25, compared to 10.7% for 2Q24.

Earnings Release 2Q25

Non-IFRS Measures and Other Calculations

For the convenience of investors, this release presents certain non-IFRS financial measures, which are not calculated in accordance with IFRS (“non-IFRS financial measures”). A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so excluded or included in the most comparable IFRS financial measure. Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures reported by other companies. These non-IFRS financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS financial measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of non-IFRS financial measures may be different from the calculations used by other companies, including our competitors, and therefore, our non-IFRS financial measures may not be comparable to those of other companies.

We calculate “EBITDA”, a non-IFRS measure, as net profit (loss) for the period, plus income tax expense, financial costs, net, and total depreciation and amortization.

We calculate “EBITDA Margin”, a non-IFRS measure, for a period by dividing EBITDA for the corresponding period by total revenue for such period.

Same Store Sales: We measure “Same Store Sales” using revenue from sales of merchandise at stores that were operational for at least the full preceding 12 months for the periods under consideration. Stores that were temporarily closed (for one month or more) or permanently closed during the relevant measurement periods are excluded from this metric. Same Store Sales growth is calculated by comparing the Same Store Sales of stores that were opened and remained open throughout the relevant measurement period.

Lease Costs: Consistent with lease accounting required under IFRS 16, total depreciation and amortization includes the depreciation expense of right-of-use-asset corresponding to long-term leases, which is a non-cash expense. Such amounts, together with the interest expense on lease liabilities, are a proxy for but not equal to the Company’s actual cash expenditure incurred in connection with its leased properties.

Sales per Store: We define our “Sales per Store” as the average of the revenue from sales of merchandise achieved by our stores that were open for the full year in consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the period in consideration. This measure assists our management’s understanding of how store performance has evolved across different vintages. Sales per Store also serves as a benchmark to measure the performance of new stores and is useful to set growth and expansion targets.

Earnings Release 2Q25

Inventory Days: We calculate “Inventory Days” to be the average of beginning and end of period inventory balance, divided by cost of sales for the period and multiplied by the number of days during the period. Inventory Days measures the average number of days we keep inventory on hand before selling the product. This operating metric allows us to track our inventory management policies and observe how quickly we are able to rotate inventory, which is key to our cash conversion cycle.

Payable Days: We calculate “Payable Days” to be the sum of the average of beginning and end of period balance of suppliers and of accounts payable and accrued expenses, divided by cost of sales for the period and multiplied by the number of days during the period. Payable Days measures the average number of days that it takes us to pay suppliers after receiving goods or services. This metric allows us to track the terms of payment policies with suppliers and our ability to finance our operations through agreements with our suppliers.

Earnings Release 2Q25

conference call details

Tiendas 3B will host a call to discuss the second quarter 2025 results on August 12th, 2025, at 12:00 p.m. Eastern Time (10:00 a.m. Mexico City time). A webinar of the call will be accessible at:

https://us02web.zoom.us/webinar/register/WN_oVZbAjJPRB6_L354MSwBAw

To join via telephone, please dial one of the domestic or international numbers listed below:

Mexico

+52 558 659 6002

+52 554 161 4288

+52 554 169 6926

United States

+1 312 626 6799 (Chicago)

+1 346 248 7799 (Houston)

+1 646 558 8656 (New York)

Other international numbers available: https://us02web.zoom.us/u/knEOJCJkC

The webinar ID is 863 2358 0481

An audio replay from the conference call will be available on the Tiendas 3B website https://www.investorstiendas3b.com after the call.

Earnings Release 2Q25

forward-looking statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Please refer to our annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities Exchange Commission (the “SEC”), as well as any subsequent filings made by us with the SEC, each of which is available on the SEC’s website (www.sec.gov), for a more extensive discussion of the risks and other factors that may impact any forward-looking statements in this release. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this release.

About TIENDAS 3B

BBB Foods Inc. (“Tiendas 3B”), a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references "Bueno, Bonito y Barato" - a Mexican saying which translates to "Good, Nice and Affordable" - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB”.

For more information, please visit: https://www.investorstiendas3b.com/

Investor Relations Contact

ir@tiendas3b.com

Earnings Release 2Q25

Financial Statements

Consolidated Income Statement

(Unaudited)

For the three months ended June 30, 2025, and June 30, 2024

(In thousands of Mexican pesos)

	For the Three Months Ended June 30,
	2025	2024	% Change

Revenue From Sales of Merchandise	Ps. 18,743,461	Ps. 13,550,402	38.3%
Sales of Recyclables	26,218	23,945	9.5%
Total Revenue	18,769,679	13,574,347	38.3%
Cost of Sales	(15,726,829)	(11,302,030)	39.2%
Gross Profit	Ps. 3,042,850	Ps. 2,272,317	33.9%
Gross Profit Margin	16.2%	16.7%
Sales Expenses	(1,977,612)	(1,414,329)	39.8%
Administrative Expenses	(730,957)	(486,204)	50.3%
Other Income - Net	58,812	2,663	2108.5%
Operating Profit	Ps. 393,093	Ps. 374,447	5.0%
Operating Profit Margin	2.1%	2.8%
Financial Income	52,126	41,354	26.0%
Financial Costs	(379,722)	(276,257)	37.5%
Exchange Rate Fluctuation	(234,322)	303,796	n.m.
Financial Cost - Net	(561,918)	68,893	n.m.
Profit (Loss) Before Income Tax	(Ps. 168,825)	Ps. 443,340	n.m.
Income Tax Expense	(117,250)	(112,085)	4.6%
Net Profit (Loss) for the Period	(Ps. 286,075)	Ps. 331,255	n.m.
Net Profit (Loss) Margin	(1.5%)	2.4%

Weighted average common shares	114,766,805	112,200,752
Basic (loss) earnings per common share	(2.5)	3.0

EBITDA Reconciliation

Net Profit (Loss) for the Period	(Ps.286,075)	Ps. 331,255	n.m.
Net Profit (Loss) Margin	(1.5%)	2.4%
Income Tax Expense	(117,250)	(112,085)	4.6%
Financial Cost - Net	(561,918)	68,893	n.m.
D&A	450,428	314,159	43.4%
EBITDA	Ps. 843,521	Ps. 688,606	22.5%
EBITDA margin	4.5%	5.1%

Earnings Release 2Q25

Consolidated Income Statement

(Unaudited)

For the six months ended June 30, 2025, and June 30, 2024

(In thousands of Mexican pesos)

	For the Six Months Ended June 30,
	2025	2024	% Change

Revenue From Sales of Merchandise	Ps. 35,848,958	Ps. 26,207,287	36.8%
Sales of Recyclables	52,509	51,308	2.3%
Total Revenue	35,901,467	26,258,595	36.7%
Cost of Sales	(30,115,082)	(21,924,105)	37.4%
Gross Profit	Ps. 5,786,385	Ps. 4,334,490	33.5%
Gross Profit Margin	16.1%	16.5%
Sales Expenses	(3,740,725)	(2,709,958)	38.0%
Administrative Expenses	(1,436,543)	(932,152)	54.1%
Other Income - Net	81,391	5,296	1436.8%
Operating Profit	Ps. 690,508	Ps. 697,676	-1.0%
Operating Profit Margin	1.9%	2.7%
Financial Income	89,905	61,859	45.3%
Financial Costs	(698,189)	(637,125)	9.6%
Exchange Rate Fluctuation	(225,507)	175,144	n.m.
Financial Cost - Net	(833,791)	(400,122)	108.4%
Profit (Loss) Before Income Tax	(Ps. 143,283)	Ps. 297,554	n.m.
Income Tax Expense	(229,771)	(197,161)	16.5%
Net Profit (Loss) for the Period	(Ps. 373,054)	Ps. 100,393	n.m.
Net Profit (Loss) Margin	(1.0%)	0.4%

Weighted average common shares	114,308,446	105,573,438
Basic (loss) earnings per common share	(3.3)	1.0

EBITDA Reconciliation

Net Profit (Loss) for the Period	(Ps.373,054)	Ps. 100,393	n.m.
Net Profit (Loss) Margin	(1.0%)	0.4%
Income Tax Expense	(229,771)	(197,161)	16.5%
Financial Cost - Net	(833,791)	(400,122)	108.4%
D&A	858,124	616,701	39.1%
EBITDA	Ps. 1,548,632	Ps. 1,314,377	17.8%
EBITDA margin	4.3%	5.0%

Earnings Release 2Q25

Consolidated Balance Sheet

(Unaudited)

As of June 30, 2025, and December 31, 2024

(In thousands of Mexican pesos)

	As of June 30,	As of December 31,
	2025	2024
Current assets:
Cash and cash equivalents	Ps. 1,121,291	Ps. 1,447,166
Short-term bank deposits	2,849,242	3,058,691
Sundry debtors	392,614	95,058
VAT and other taxes receivable	927,841	843,926
Advanced payments	143,702	70,925
Inventories	3,109,965	3,038,373
Total Current Assets	Ps. 8,544,655	Ps. 8,554,139
Non-Current Assets:
Guarantee deposits	91,711	72,652
VAT receivable	259,048	174,936
Property, furniture, equipment, and lease-hold improvements – Net	7,645,252	6,455,625
Right-of-use assets – Net	8,024,041	7,028,346
Intangible assets – Net	15,930	6,790
Deferred income tax	536,110	484,325
Total Non-Current Assets	Ps. 16,572,092	Ps. 14,222,674
Total Assets	Ps. 25,116,747	Ps. 22,776,813

Current liabilities:
Suppliers	Ps. 9,651,557	Ps. 8,835,875
Accounts payable and accrued expenses	437,877	341,828
Income tax payable	20,239	74,642
Bonus payable to related parties	68,117	58,702
Short-term debt	1,124,838	926,765
Lease liabilities	919,563	750,127
Employees’ statutory profit sharing payable	163,400	199,477
Total Current Liabilities	Ps. 12,385,591	Ps. 11,187,416
Non-Current Liabilities:
Long-term debt	163,768	106,693
Lease liabilities	8,401,519	7,415,363
Employee benefits	38,524	32,559
Total Non-Current Liabilities	Ps. 8,603,811	Ps. 7,554,615
Total Liabilities	Ps. 20,989,402	Ps. 18,742,031

Stockholders’ equity:
Capital stock	8,313,028	8,283,347
Reserve for share-based payments	1,810,780	1,374,844
Cumulative losses	(5,996,463)	(5,623,409)
Total Stockholders’ Equity	Ps. 4,127,345	Ps. 4,034,782
Total Liabilities and Stockholders’ Equity	Ps. 25,116,747	Ps. 22,776,813

Earnings Release 2Q25

Cash Flow Statement

(Unaudited)

For the three months ended June 30, 2025, and June 30, 2024

(In thousands of Mexican pesos)

	For the Three Months Ended June 30,
	2025	2024

Profit (loss) before income tax	(Ps. 168,825)	Ps. 443,340
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	202,236	154,939
Depreciation of right-of-use assets	247,405	158,641
Amortization of intangible assets	787	579
Defined costs on employee benefits	2,982	3,999
Interest payable on Promissory Notes and Convertible Notes	-	-
Interest expense on lease liabilities	369,079	252,461
Interest on debt and bonus payable, and amortization of issuance costs	8,212	12,827
Financial income	(52,126)	(37,486)
Gain on fair value valuation of derivative financial instrument	-	(3,868)
Interests and commissions from credit lines	2,432	25,065
Initial Public Offering capitalized costs	-	-
Loss on disposal of Property, furniture, equipment and lease-hold improvements	13,778	-
Exchange rate fluctuation	234,322	(303,777)
Share-based payment expense	252,327	140,745

Increase in inventories	(163,058)	(196,042)
Increase in other current assets and guarantee deposits	(344,969)	(195,165)
Increase in suppliers (including supplier finance arrangements)	368,668	69,018
(Decrease) increase in other current liabilities	(29,776)	15,378
(Decrease) increase on bonus payable to related parties	(3,753)	-
Income taxes paid	(179,400)	(87,134)
Net cash flows provided by operating activities	Ps. 760,321	Ps. 453,520

Purchase of property, furniture, equipment, and lease-hold improvements	(876,808)	(607,120)
Sale of property and equipment	1,770	314
Additions to intangible assets	(3,222)	(903)
Short-term bank deposits	949	(2,774,363)
Interest received on short-term investments	50,111	33,711
Net cash flows used in investing activities	(Ps. 827,200)	(Ps. 3,348,361)

Payments made on supplier finance arrangements-net of commissions received	(1,301,446)	(756,066)
Finance obtained through supplier finance arrangements	1,412,327	791,965
Proceeds (payment) from credit lines	120,000	(33,736)
Payment of Promissory Note Agreements	-	-
Payment of debt	(44,698)	(56,896)
Interest payment on debt	(10,644)	(31,924)
Proceeds from initial public offering, net of underwriting fees	-	-
Principal payments on lease liabilities	(164,314)	(118,942)
Interest payments on leases	(369,079)	(252,461)
Net cash flows used in financing activities	(Ps. 357,854)	(Ps. 458,060)

Net decrease in cash and cash equivalents	(424,733)	(3,352,901)
Effect of foreign exchange movements on cash balances	(21,281)	305,180
Cash and cash equivalents at beginning of period	1,567,305	4,292,958
Cash and cash equivalent at end of period	Ps. 1,121,291	Ps. 1,245,237

Earnings Release 2Q25

Cash Flow Statement

(Unaudited)

For the six months ended June 30, 2025, and June 30, 2024

(In thousands of Mexican pesos)

	For the Six Months Ended June 30,
	2025	2024

Profit (loss) before income tax	(Ps. 143,283)	Ps. 297,554
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	388,457	294,976
Depreciation of right-of-use assets	468,333	320,478
Amortization of intangible assets	1,334	1,247
Defined costs on employee benefits	5,965	3,999
Interest payable on Promissory Notes and Convertible Notes	-	82,588
Interest expense on lease liabilities	674,518	494,203
Interest on debt and bonus payable, and amortization of issuance costs	16,035	22,363
Financial income	(89,905)	(57,991)
Gain on fair value valuation of derivative financial instrument	-	(3,868)
Interests and commissions from credit lines	7,636	37,971
Initial Public Offering capitalized costs	-	(23,269)
Loss on disposal of Property, furniture, equipment and lease-hold improvements	13,778	-
Exchange rate fluctuation	225,507	(175,144)
Share-based payment expense	465,617	269,586

Increase in inventories	(71,592)	(16,567)
Increase in other current assets and guarantee deposits	(557,420)	(291,910)
Increase in suppliers (including supplier finance arrangements)	815,683	156,317
(Decrease) increase in other current liabilities	59,675	135,024
(Decrease) increase on bonus payable to related parties	10,790	(79,351)
Income taxes paid	(335,959)	(212,237)
Net cash flows provided by operating activities	Ps. 1,955,169	Ps. 1,255,969

Purchase of property, furniture, equipment, and lease-hold improvements	(1,418,061)	(991,198)
Sale of property and equipment	1,940	2,365
Additions to intangible assets	(10,474)	(1,317)
Short-term bank deposits	2,911	(2,774,363)
Interest received on short-term investments	86,055	51,283
Net cash flows used in investing activities	(Ps. 1,337,629)	(Ps. 3,713,230)

Payments made on supplier finance arrangements-net of commissions received	(2,425,445)	(1,447,752)
Finance obtained through supplier finance arrangements	2,596,957	1,516,903
Proceeds (payment) from credit lines	(955)	143,892
Payment of Promissory Note Agreements	-	(4,925,097)
Payment of debt	(87,299)	(77,229)
Interest payment on debt	(23,672)	(53,176)
Proceeds from initial public offering, net of underwriting fees	-	7,841,837
Principal payments on lease liabilities	(308,436)	(248,786)
Interest payments on leases	(674,518)	(494,203)
Net cash flows used in financing activities	(Ps. 923,368)	Ps. 2,256,389

Net decrease in cash and cash equivalents	(305,828)	(200,872)
Effect of foreign exchange movements on cash balances	(20,047)	225,638
Cash and cash equivalents at beginning of period	1,447,166	1,220,471
Cash and cash equivalent at end of period	Ps. 1,121,291	Ps. 1,245,237

Earnings Release 2Q25

Appendix 1: Fully Diluted Shares Illustrative Calculation

To further improve investors' understanding of our capital structure, we are providing below an illustrative calculation of our fully diluted share count as of June 30, 2025, inclusive of Class A common shares and Class C common shares subject to vested and unvested stock options, restricted stock units, and Class C common shares under the Liquidity Event Share Plan and the Bolton Partners Share Allocation. We calculate our fully diluted common shares outstanding by assuming the “net settlement” of all our outstanding options at their weighted average strike price.

The illustrative example below assumes:

•
Price per Class A common share: US$30.00
•
Weighted average exercise price of US$5.80 per Class C common share subject to options granted under our Legacy 2004 Option Plan
•
Weighted average exercise price of $29.22 per Class A common share subject to options granted under our 2024 Equity Incentive Plan
•
All outstanding options are vested as of the date hereof, for illustrative purposes only

Illustrative Fully Diluted Share Count
Share Count	As of June 30, 2025
Class A common shares (publicly traded and registered)	62,048,108
Class B common shares (high-vote shares)	5,200,000
Class C common shares	47,518,697
Common Shares Outstanding	114,766,805
Liquidity Event Class C Shares	7,500,000
Bolton Partners Class C Share Allocation	4,224,960
Class C Common Shares Subject to Vesting or Delayed Delivery	11,724,960
Total Common Shares	126,491,765
Net Shares subject to Equity-Based Compensation Plans(1)	31,657,086
Fully Diluted Share Count	158,148,851

(1)
See the illustrative calculation below for how this figure is calculated. Assumes the net exercise at their weighted average strike price of all options granted under our legacy 2004 Option Plan, all options granted under our 2024 Equity Incentive Plan and all restricted stock units granted under our 2024 Equity Incentive Plan.

Earnings Release 2Q25

(1)
Net share numbers have been rounded down to the nearest whole share.
(2)
For illustrative purposes we are assuming all options are exercised into Class A common shares but note that options under our Legacy 2004 Option Plan are exercisable for Class C common shares. All our Class C common shares are subject to a liquidity lock-up that expires on August 8, 2026 (subject to exceptions).

The example above is provided for illustrative purposes only. The number of common shares outstanding would change if the strike price of the specific option being exercised were higher or lower than the weighted average strike price assumed for this exercise and/or if the market price for our Class A common shares was higher or lower at the time of exercise than the assumed price.

Earnings Release 2Q25

Appendix 2: Share-Based Payment Expense

The tables and explanatory text below provide a breakdown of the expenses associated with stock options and restricted shares granted under the 2004 Option Plan, the 2024 Equity Incentive Plan, and the Liquidity Event Share Plan.

All our share-based compensation plans were previously fully disclosed in our offering documents and public filings, including in our annual report on Form 20-F for the year ended December 31, 2024 and for the year ended December 31, 2023 filed with the U.S. Securities Exchange Commission (the “SEC”), each of which is available on the SEC’s website (www.sec.gov) and on our investor relations website.

The previously disclosed Liquidity Event Share Plan in the aggregate amount of 7.5 million Class C common shares was subject to formal assignment and delayed delivery. On June 24, 2025, Tiendas 3B formally granted the 7.5 million Class C common shares. Our board of directors also determined it was in the best interests of the Company primarily in relation to talent retention to subject the award to quarterly vesting over a three-year period. The corresponding expense will be recognized during such three-year period beginning in the third quarter of 2025 using a graded vesting model (accelerated expense recognition) with a corresponding increase to equity.

Under IFRS, the cost of this award is recognized as a non-cash expense in the profit and loss statement, even though the award is equity-settled. The fair value of the grant is determined at the grant date, and for awards with vesting conditions, the expense is recognized over the applicable vesting period. To improve investors’ understanding of how we recognize the non-cash expenses associated with each of our share-based payment arrangements, we are including below our current estimations for non-cash share-based payment expenses per program from 2025 until 2028. We note however, that these figures may vary slightly from initial estimates due to the actual vesting of the awards.

It is important to note that the number of shares has not changed from previously disclosed amounts, such that the formal grant of these awards and vesting schedule does not result in any additional dilution incremental to previously disclosed amounts reflected in our fully diluted share count, as set forth in Appendix I. Additionally, the estimated share-based payment expense reflected in the table below only considers awards granted as of today. The Company may grant additional awards under the 2024 Equity Incentive Plan as administered by the Company’s compensation committee (or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors).

Earnings Release 2Q25

Projected Share-Based Payment Non-Cash Expense(1)

(In Ps. Million)

(1)
Expense is recognized on a non-linear basis using a graded vesting method, being higher at the start of the period and decreasing over time.

Earnings Release 2Q25

	For the Years Ended December 31,
	2024	2023

Profit (loss) before income tax	Ps. 717,547	(Ps.100,905)
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	719,987	488,409
Depreciation of right-of-use assets	796,182	598,031
Amortization of intangible assets	2,430	2,655
Impairment of property and equipment	-	42,422
Employee benefits	10,327	3,873
Interest payable on Promissory Notes and Convertible Notes	82,588	619,779
Interest expense on lease liabilities	1,072,774	762,872
Interest on debt and bonus payable, and amortization of issuance costs	36,390	29,747
Loss related to modification and remeasurement of Promissory Notes	-	84,236
Other financial income	(155,863)	(26,069)
Interests and commissions from credit lines	65,503	-
Loss on termination of lease agreements	1,573	-
Exchange rate fluctuation	(490,428)	(610,703)
Share-based payment expense	523,143	384,566

Increase in inventories	(680,887)	(425,880)
Increase in other current assets and guarantee deposits	(418,647)	(138,013)
Increase in suppliers (including supplier finance arrangements)	1,709,786	1,735,897
Increase in other current liabilities	165,090	78,963
(Decrease) increase on bonus payable to related parties	(20,648)	(8,564)
Income taxes paid	(388,310)	(380,967)
Net cash flows provided by operating activities	Ps. 3,748,537	Ps. 3,140,349

Purchase of property, furniture, equipment, and lease-hold improvements	(2,435,695)	(1,798,019)
Sale of property and equipment	1,877	3,776
Additions to intangible assets	(2,449)	(1,185)
Short-term bank deposits	(2,614,080)	-
Interest received from settlement of derivative financial	7,980	-
Interest received on short-term investments	135,071	16,639
Net cash flows used in investing activities	(Ps. 4,907,296)	(Ps. 1,778,789)

Payments made on supplier finance arrangements - Net of commissions received	(3,251,211)	(2,074,890)
Finance obtained through supplier finance arrangements	3,498,928	2,195,833
Proceeds from credit lines	-	99,618
Payment of principal of Promissory Notes	(1,974,787)	-
Payment of accrued interests of Promissory Notes	(2,955,495)	-
Payment of debt	(208,679)	(104,769)
Interest payment on debt	(94,734)	(25,224)
Proceeds from initial public offering, net of underwriting fees	7,841,837	-
Initial Public Offering Capitalized costs	(23,269)	-
Principal payment on lease liabilities	(471,703)	-
Interest payments on lease liabilities	(1,072,774)	762,872
Net cash flows provided by (used in) financing activities	Ps. 1,288,113	(Ps. 1,095,692)

Net increase (decrease) in cash and cash equivalents	129,354	265,868
Effect of foreign exchange movements on cash balances	97,341	(30,373)
Cash and cash equivalents at beginning of period	1,220,471	984,976
Cash and cash equivalent at end of period	Ps. 1,447,166	Ps. 1,220,471

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2025

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer